EXHIBIT 14.1

Vynleads, Inc.

(the "Company")

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted by the Board of Directors on September 20, 2018)

Important Notice

This Code of Business Conduct and Ethics (the "Code") provides information about the standards of integrity that the Company requires all employees, officers and members of the Board of Directors to follow.  It covers a wide range of business practices and procedures.  It does not cover every issue or set forth every rule, nor is it a substitute for the responsibility of each of us to exercise good judgment.  All of our officers, directors and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.  If a law conflicts with a policy in this Code, you must comply with the law.  The Company may, in its sole discretion modify the terms of this Code at any time.  Any modifications will be effective immediately. The Code does not create any contractual rights of any kind between the Company and its employees or between the Company and any third parties.

You should notify the Company immediately if you suspect, observe or learn of unethical business conduct or the commission of any dishonest, destructive or illegal act.  For information on how to contact the Company, please see Section 16 of the Code.  The Company will investigate all reports and provide feedback when appropriate.  There will be no reprisals against those who report suspected violations in good faith, and their identity will be protected to the extent consistent with law and Company policy.

If you have any questions about the Code or how it applies to you, you can discuss the matter with your supervisor or Alex J. Mannine, the Ethics and Compliance Officer.

Introduction

The Code identifies fundamental values at the Company.  It establishes a commitment to ethical and legal conduct and a respect for each person's contributions to the success of the team.  To ensure the future success of the Company, these values must always guide our actions.

We are each responsible for following the Code.  Ultimately, your conduct is your own responsibility.  None of us should ever commit dishonest, destructive or illegal acts even if directed to do so by a supervisor or co-worker, nor should we direct others to act improperly.

Those who do not comply with the guidelines in the Code and other Company policies may be disciplined, up to an including dismissal.  Additionally, violations of these standards could result in criminal penalties and/or civil liabilities.  If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 16 of this Code.

The Code cannot cover everything – the Company relies on your good judgment.  There will be times when the Code will not address the specifics of your situation.  When this occurs, you might find it helpful to consider the following questions:

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Other written policies and guidelines:  What written policies and instructions should be consulted?

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People available to assist you:  Who should be consulted?

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Ethical impact:  What are the possible ethical choices and the rationale for each?

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Alternatives that would not violate the Company's values:  Is there any room for compromise that would not violate the Company's standards of integrity?

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Consider the possible outcomes:  Who could be hurt or helped by your decision?  To what extent could they be hurt?  How might they be helped?  Of the choices identified, which do the most to reduce harm?  Which do the most to provide help?  Which are most aligned with the Code?  Which do the most to respect the rights of those involved?

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Make sure you are comfortable with your decisions:  Will my decision seem like the right one a year from now, five years from now, 10 years from now?  Would I be comfortable telling my supervisor, my co-workers, my organization's leadership team, the Board of Directors and the Company stockholders?  What about telling my family and friends about my decision?  Could I testify in a court of law and not expose myself or the Company to liability?  How would I feel if my decision were made public through newspapers or television?

1.

Compliance with Laws, Rules and Regulations.

Obeying the law, both in letter and in spirit, is the foundation on which our ethical standards are built.  All employees must respect and obey the laws of the cities, states and countries in which we operate.  Although not all employees are expected to know the details of these laws, it is important to know enough about them to determine when to seek advice from supervisors, managers or other appropriate personnel.

To maintain the trust of our investors, our submissions to the U.S. Securities and Exchange Commission and other public disclosures must always accurately describe the matters covered in those disclosures.  Anything that could be construed as deceptive or misleading would be a serious disservice to our investors and could be illegal.  If you participate in the preparation of our Securities and Exchange Commission submissions, you must take all reasonable steps to ensure that those submissions provide complete, accurate, understandable and timely disclosure about our business and financial condition.  If you believe that any of our public disclosures do not meet those standards, you should contact your supervisor.

2.

Conflicts of Interest.

A “conflict of interest” exists when a person’s private interests interferes in any way with the interests of the Company.  A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and efficiently.  Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Gifts are generally given to create goodwill and, in some parts of the world, declining a gift may insult the giver.  On the other hand, accepting a gift may create a conflict of interest or the appearance of a conflict of interest.  This presents a dilemma for the recipient of a gift.  If you receive such a gift, it is important to notify your supervisor in writing as soon as possible so he or she can determine whether you can retain the gift or if it should become Company property.  Never pay, offer or promise money, favors, inappropriate gifts or anything else of value to influence, direct, obtain or retain business or to secure any improper advantage.  Never allow an agent, representative or business partner to make those types of payments, offers or promises on the Company's behalf.  These payments or favors may be considered bribery, which violates Company policy as well as the laws of most countries where we conduct business.

You should not compete with the Company and should never let business dealings on behalf of the Company be influenced, or even appear to be influenced, by personal or family interests.  It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier.  You are not allowed to work for a competitor as a consultant or board member.  The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.  Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by our Board of Directors.  Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management.  Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult with the procedures described in Section 16 of this Code.

3.

Insider Trading.

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business.  All non-public information about the Company should be considered confidential information.  To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.  Detailed information regarding the Company's insider trading policy, including the relevant black-out periods, is contained in the Company's Insider Trading Policy.  See Section 16.

4.

Corporate Opportunities.

Employees, officer and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors.  No employee may use corporate property, information or position for improper personal gain, and no employee may compete with the Company, directly or indirectly.

5.

Competition and Fair Dealing.

We seek to outperform our competition fairly and honestly.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.  Each officer, director and employee should respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees.  No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers.  No gift, or entertainment should ever be offered, given, provided or accepted by any Company officer, director or employee, and/or family member of an employee or agent, unless it (a) is not in cash, (b) is consistent with customary business practices, (c) is not excessive in value, (d) cannot be construed as a bribe or payoff and (e) does not violate any laws or regulations.   Please discuss with your supervisor any gifts or proposed gifts that you are not certain are appropriate.

6.

Discrimination and Harassment.

The diversity of the Company’s employees is a tremendous asset.  We are firmly committed to providing equal opportunity in all respects aspects of employment and will not tolerate illegal discrimination or harassment of any kind.  Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

7.

Health and Safety.

The Company strives to provide each employee with a safe and healthy work environment.  Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted.  Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.  The use of alcohol and/or illegal drugs in the workplace will not be tolerated.

8.

Record-Keeping.

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions.  For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately.  If you are not sure whether a certain expense is legitimate, ask your supervisor or the Company’s controller or chief financial officer.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform to both applicable legal requirements and to the Company’s systems of accounting and internal controls.  Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable laws or regulations.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood.  This applies equally to e-mail, internal memos and formal reports.  Records should always be retained or destroyed according to the Company’s record retention policies.  In accordance with these policies, in the event of litigation or governmental investigation please consultant your supervisor.  All e-mail communications are the property of the Company and employees, officers and directors should not expect that Company or personal e-mail communications are private.  All e-mails are the property of the Company.  No employee, officer or director shall use Company computers, including to access the internet, for personal or non-Company business.

9.

Confidentiality.

Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.  It also includes information that suppliers and customers have entrusted to us.  Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is required by laws or regulations.  Always store confidential information in a safe place and follow security procedures for the computer systems you use.  In addition, use common sense to help prevent accidental disclosure of confidential information.  Remember, you can be overhead in public places such as airplanes, elevators and restaurants.  Avoid communicating the Company's confidential information over mobile phones in a manner that could be understood by outsiders, for example in a crowded public place.  Be particularly careful about sending information by e-mail; it is easy to mistype an e-mail address and send the information to an unintended recipient.  Do not discuss the Company's confidential information with family or friends.  The obligation to preserve confidential information continues even after employment ends.  In connection with this obligation, employees, officers and directors may be required to execute confidentiality agreements confirming their agreement to be bound not to disclose confidential information.  If you are uncertain whether particular information is confidential or non-public, please consult your supervisor.

10.

Protection and Proper Use of Company Assets.

All officers, directors and employees should endeavor to protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company’s profitability.  Any suspected incident of fraud or theft should be immediately reported for investigation.  Company equipment should not be used for non-Company business.

The obligation of officers, directors and employees to protect the Company’s assets includes its proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.  Intellectual property developed by Company employees and related to the Company's business is the property of the Company.  In addition to maintaining the confidentiality of the Company's intellectual property, you may not use the Company's intellectual property for non-Company purposes without the consent of the Board of Directors.  Unauthorized use or distribution of this information would violate Company policy.  It could also be illegal and result in civil or even criminal penalties.

11.

Payments to Government Personnel.

The United States Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business.  It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U. S. government has a number of laws and regulations regarding business gratuities that may be accepted by U. S. government personnel.  The promise, offer or delivery to an official or employee of the U. S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy, but could also be a criminal offense.  State and local governments, as well as foreign governments, may have similar rules.

12.

Public Communications and Social Media.

Only those individuals specifically authorized by the Company may speak on behalf of the Company.  Public comments made by individuals identified as Company employees in a variety of contexts such as tradeshows, press conferences, news media interviews and on the Internet, including on "wikis," blogs, websites that allow you to post audio or video, online discussion groups and social networking websites, may be perceived by outsiders as representing "official positions."  Similarly, fax or email communications in which the Company's name appears on the cover sheet, in the letterhead, in a footer or in the employee's email address may be viewed by the recipient as expressing the Company's position, whether intended or not.  As a result, you should:

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not speak or appear to be speaking on behalf of the Company unless you are specifically authorized; this includes posting content on the Internet and utilizing social media;

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not use the Company's logo when posting content on the Internet unless you have permission from the Company's Chief Executive Officer or Chief Financial Officer;

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contact the Chief Executive Officer or Chief Financial Officer before replying to any media inquiries;

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be sensitive to situations in which your identity as a Company employee is known and as a result you may be viewed as speaking on behalf of the Company; in those situations, you should make it clear that the views you express are your own and that you do not speak on behalf of the Company; and

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never publicly disclose the Company's or any third party's confidential information when participating in external forums.

The Company expects employees to exercise personal responsibility whenever they use social media, which includes not violating the trust of those with whom they are engaging.  Employees should never use social media for covert advocacy, marketing or public relations.  Only those officially designated can use social media to speak on behalf of the Company in an official capacity, though employees may use social media to speak for themselves individually or to exercise their legal rights under the National Labor Relations Act.  If you have not been specifically designated to speak for the Company, you should assume you do not have that authority. If an employee is authorized by the Chief Executive Officer or Chief Financial Officer to use social media to communicate on the Company's behalf, he or she should clearly identify themselves as employees.

When you see misrepresentations made about by media, analyst, bloggers or other social media users, you may certainly use your blog, social networking account, or someone else's to point that out.  But you may only do so in an official capacity with the Company's prior consent.  Different social media channels have proper and improper business uses. For example, members of social networks are expected to read, and when appropriate respond, to questions asked of them from another member of their social network. It is important for employees to understand what is recommended, expected and required when they discuss related topics, whether at work or on their own time.  Employees are responsible for making sure that their online activities do not interfere with their ability to fulfill their job requirements or their commitments to their managers, co-workers or customers.

13.

Internet Access.

Internet access is provided to the Company's employees primarily for business use.  Non-business use of those resources must be governed by good judgment and restraint.  Use of those resources, whether in or out of the office, is not private.  The Company can and will monitor individual use of network services, including visits to specific Web sites and individual e-mail.  The Company's computing and networking resources should never be used to access or disseminate sexually explicit content, slanderous or libelous content, threatening or harassing messages or chain letters, or other content that could be construed as hostile or inconsistent with Company values.  If you have a question about whether a particular site is prohibited, talk to your supervisor.

14.

Waivers of the Code of Business Conduct and Ethics.

We expect that Company personnel will follow the Code and that waivers will rarely be requested or granted.  Any waiver of the provisions of this Code may be made only by the Board of Directors.  Waivers for members of the Board of Directors and executive leadership team can only be granted by the Board of Directors and must be promptly disclosed to our stockholders along with the reasons for the waiver.

15.

Reporting any Illegal or Unethical Behavior.

Employees are encouraged to talk with supervisors, managers or Company officials about observed illegal or unethical behavior, and when in doubt about the best course of action in a particular situation.  It is the Company’s policy not to allow retaliation for reports of misconduct by others made in good faith by employees.  Employees are expected to cooperate in internal investigations of misconduct, and the failure to do so could serve as grounds for termination.  Any employee may submit a good faith concern regarding questionable accounting or auditing matters to the Company's Board of Directors without fear of dismissal or retaliation of any kind.

16.

Compliance Procedures.

To assist you with any questions regarding this Code, or to report any violations, following you will find various contact information:

Chief Executive Officer	Alex J. Mannine
alex@vynleads.com

The Company's Insider Trading Policy is distributed to all employees upon hiring.  To receive an additional copy, please contact the Chief Executive Officer.